Exhibit 99.2

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE

DIAMONDS INC.

As at December 31, 2016 and 2015

And for the years ended December 31, 2016 and 2015

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The consolidated financial statements have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Perry Ing”
Patrick C. Evans	Perry Ing
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

March 28, 2017

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MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer's Chief Executive Officer and Chief Financial Officer, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
(2)	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
(3)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed that due to material weaknesses in our internal control over financial reporting, that are described below, the Company’s internal control over financial reporting was not effective as of December 31, 2016. The Company's independent auditors, KPMG LLP, have issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2016 and issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. In connection with our assessment of the effectiveness of internal control over financial reporting, our management identified the following material weaknesses that existed as of December 31, 2016:

•	The design of management’s control in Gahcho Kué Project over the review of manual journal entries was inadequate. Specifically, management did not design controls to ensure that all manual journal entries were independently reviewed and approved for validity, accuracy and completeness. This control deficiency, which is pervasive in nature, did not result in any adjustments, however, there is a reasonable possibility that material misstatements of the consolidated financial statements will not be prevented or detected on a timely basis as a result.

•	The design of management’s control in Gahcho Kué Project over payroll changes was inadequate. Specifically, management did not design controls to ensure payroll changes were reviewed for validity, accuracy and completeness. This control deficiency, did not result in any adjustments to payroll costs capitalized to fixed assets in the financial statements, however, there is a reasonable possibility that material misstatements of the consolidated financial statements will not be prevented or detected on a timely basis as a result.

•	The design of management’s control in Gahcho Kué Project over supplies inventory was inadequate. Specifically, management did not design controls to ensure the completeness, existence and accuracy of supplies inventory. This control deficiency, resulted in adjustments to increase supplies inventory and decrease assets under construction. This control deficiency results in a reasonable possibility that a material misstatement of the consolidated financial statements would not be prevented or detected on a timely basis.

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MOUNTAIN PROVINCE DIAMONDS INC.

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

In light of the material weaknesses identified above, the Company performed additional analysis and other post-closing procedures to ensure that the Company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As a result, notwithstanding the material weaknesses as described above, management concluded that the consolidated financial statements, present fairly, in all material respects the Company’s consolidated financial position, and its consolidated financial performance, and its consolidated cash flows for the year ended December 31, 2016 and 2015.

In addition, subsequent to our December 31, 2016 fiscal year end, we began evaluating controls over inventory, payroll, and journal entry processing in order to determine changes we can make to enhance controls and compliance. We expect to continue our remediation efforts, including testing of operating effectiveness of new or improved controls for a reasonable period of time.

March 28, 2017

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MOUNTAIN PROVINCE DIAMONDS INC.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated financial statements of Mountain Province Diamonds Inc., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of comprehensive income (loss), equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Mountain Province Diamonds Inc. does not believe it will be able to comply with the requirement under the terms of its loan facility to fund certain reserve accounts, and may not be able to comply with certain other covenants required under the terms of the loan facility. These conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of a material uncertainty that casts substantial doubt about Mountain Province Diamonds Inc.’s ability to continue as a going concern.

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MOUNTAIN PROVINCE DIAMONDS INC.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2017 expressed an adverse opinion on the effectiveness of Mountain Province Diamonds Inc.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

March 28, 2017

Toronto, Canada

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MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mountain Province Diamonds Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Mountain Province Diamonds Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. Material weaknesses identified and included in management’s assessment related to: inadequate design of management’s control in the Gahcho Kué Project over (1) the review of manual journal entries (2) payroll changes and (3) supplies inventory. We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mountain Province Diamonds Inc. as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss), equity, and cash flows for each of the years then ended. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and this report does not affect our report dated March 28, 2017, which expressed an unmodified (unqualified) opinion on those consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, Mountain Province Diamonds Inc. has not maintained effective internal control over financial reporting as of December 31, 2016, based on Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2016, relative to the aforementioned material weaknesses in internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

March 28, 2017

Toronto, Canada

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

In Canadian dollars

		December 31,	December 31,
	Notes	2016	2015
ASSETS
Current assets
Cash		$6,843,704	$9,081,791
Amounts receivable		2,036,079	1,348,018
Prepaid expenses and other		1,317,946	758,249
Supplies inventory		11,730,391	-
		21,928,120	11,188,058

Restricted cash	6	83,878,089	94,512,019
Financing costs	9	1,902,344	13,891,403
Property and equipment	7	676,053,329	463,256,628

Total assets		$783,761,882	$582,848,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	$16,115,963	$28,193,849
Derivative liabilities	10	2,912,000	15,746,449
Current portion of loan facility	9	33,286,991	-
		52,314,954	43,940,298

Deferred tenant inducement		37,330	-
Loan facility	9	392,616,147	205,686,683
Derivative liabilities	10	96,549	1,495,304
Decommissioning and restoration liability	8	24,266,348	23,044,826

Shareholders' equity:
Share capital	11	472,995,222	472,285,993
Share-based payments reserve	11	5,018,181	4,775,687
Deficit		(163,582,849)	(168,380,683)

Total shareholders' equity		314,430,554	308,680,997

Total liabilities and shareholders' equity		$783,761,882	$582,848,108

Going concern	1
Contingencies and commitments	5, 7 & 9
Subsequent events	11 (iii)

On behalf of the Board:

“David Whittle”	“Jonathan Comerford”
Director	Director

The notes to the consolidated financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Income (Loss)

In Canadian dollars

		Year ended	Year ended
	Notes	December 31, 2016	December 31, 2015
Expenses:
Consulting fees and payroll	11 & 13	$(2,891,253)	$(4,123,689)
Depreciation		(16,254)	(8,537)
Exploration and evaluation expenses		1,048	(32,001)
Office and administration		(611,937)	(499,676)
Professional fees		(1,465,656)	(678,842)
Promotion and investor relations		(386,495)	(134,606)
Director fees		(183,898)	(179,678)
Transfer agent and regulatory fees		(327,677)	(408,834)
Travel		(395,053)	(250,713)

Loss for the year from operations		$(6,277,175)	$(6,316,576)

Other income (expenses):
Accretion expense on decommissioning and restoration liability	8	(495,465)	(186,326)
Interest income		976,039	1,130,419
Management fees	13	90,000	90,000
Derivative gain (loss)	10	6,028,173	(19,408,350)
Interest expense		(104,138)	-
Finance costs		(254,828)	(253,838)
Foreign exchange gain (loss)		4,835,228	(18,224,300)

Net income (loss) and comprehensive income (loss) for the year		$4,797,834	$(43,168,971)

Basic and diluted earnings (loss) per share	11(iv)	$0.03	$(0.28)

Basic weighted average number of shares outstanding		159,743,601	153,476,202

The notes to the consolidated financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity

In Canadian dollars

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Total
Balance, December 31, 2014		135,204,550	$377,614,185	$2,507,424	$(125,211,712)	$254,909,897
Net loss for the year		-	-	-	(43,168,971)	(43,168,971)
Issuance of common shares – Rights Offering, net of costs	11	23,761,783	91,821,808	-	-	91,821,808
Stand-by fee		712,500	2,850,000	-	-	2,850,000
Share-based payment expense		-	-	2,268,263	-	2,268,263
Balance, December 31, 2015		159,678,833	$472,285,993	$4,775,687	$(168,380,683)	$308,680,997
Net income for the year		-	-	-	4,797,834	4,797,834
Share-based payment expense		-	-	468,573	-	468,573
Issuance of common shares – exercise of options		130,000	483,150	-	-	483,150
Fair value of share options exercised from share-based payments reserve		-	164,379	(164,379)	-	-
Issuance of common shares - Restricted Share Unit Vesting		10,000	61,700	(61,700)	-	-
Balance, December 31, 2016		159,818,833	$472,995,222	$5,018,181	$(163,582,849)	$314,430,554

The notes to the consolidated financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

In Canadian dollars

		Year ended	Year ended
	Notes	December 31, 2016	December 31, 2015
Cash provided by (used in):
Operating activities:
Net income (loss) for the year		$4,797,834	$(43,168,971)

Adjustments:
Accretion expense on decommissioning and restoration liability		495,465	186,326
Depreciation		16,254	8,537
Deferred tenant inducement		37,330	-
Share-based payment expense		468,573	2,268,263
Interest received		(976,039)	(1,130,419)
Finance costs		254,828	253,838
Derivative (gain) loss		(6,028,173)	19,408,350
Foreign exchange (gain) loss		(4,835,228)	18,224,300
Changes in non-cash operating working capital:
Amounts receivable		(149,353)	80,857
Prepaid expenses and other		(496,640)	(11,170)
Supplies inventory		(11,730,391)	-
Accounts payable and accrued liabilities		134,012	(363,461)
		(18,011,528)	(4,243,550)
Investing activities:
Interest received		976,039	1,130,419
Restricted cash		10,633,930	(94,512,019)
Pre-production sales		3,622,441	-
Amounts receivable		(538,708)	168,185
Capitalized interest paid		(25,006,731)	-
Payments for property and equipment		(195,255,074)	(239,795,590)
Redemption of short-term investments		-	77,261,842
		(205,568,103)	(255,747,163)
Financing activities:
Loan facility		223,600,494	198,178,927
Financing costs		(2,876,201)	(27,660,314)
Proceeds from option exercises		483,150	-
Proceeds from share issuance, net of costs	11(ii)	-	94,671,808
		221,207,443	265,190,421

Effect of foreign exchange rate changes on cash		134,101	102,176
(Decrease) increase in cash		(2,238,087)	5,301,884
Cash, beginning of year		9,081,791	3,779,907
Cash, end of year		$6,843,704	$9,081,791

The notes to the consolidated financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

1.	Nature of Operations and going concern

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. The development of the GK Mine is complete and commercial production was declared on March 1, 2017.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NASDAQ under the symbol ‘MPVD’.

These consolidated financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

Under the terms of the Company’s Loan Facility Agreement, the Company will be subject to funding of reserve accounts and certain financial covenants as discussed in Note 9. The Loan Facility Agreement also contains material adverse effect clauses. In the absence of amendments or receipt of waivers, non-compliance with reserve funding requirements or other financial covenants, or the occurrence of a material adverse effect event, would be an event of default under the terms of the Loan Facility Agreement.

Commencing on March 31, 2017, the Company is subject to maintaining a cash call reserve account balance based upon certain budgeted amounts which will vary over the term of the Loan Facility. Approximately US$27.9 million was originally required to be deposited in the cash call reserve account on March 31, 2017. On March 27, 2017, the Company received a waiver deferring the requirement to fund the cash call reserve account to May 31, 2017. As conditions of the waiver, certain information must be furnished to the lenders by May 31, 2017 including:  an updated financial model and life of mine plan; a diamond pricing valuation comparison between production to date and historic samples from April 2011 to be prepared by the lender’s independent diamond consultant; and a reconciliation of cumulative diamond production including a statistical comparison of total diamond carats, size and quality. The failure to comply with any of the requirements of the waiver constitutes an event of default.

Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts (Note 9) estimated as follows for the period from January 1, 2017 to December 31, 2017:

Date additional funding is required	Funding requirements
September 2017	US$	100,100,000
December 2017		50,900,000

At September 30, 2017, the Company can use the remaining balance available in the restricted cost overrun account (Note 6) to fund a portion of the above reserve accounts. Based on the delay in achieving commercial production and current market prices in the diamond industry, management believes the Company will not be able to comply with the requirement to fully fund these reserve accounts and may not comply with the other financial covenants in the Loan Facility.

Management expects the Company will seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. There are no assurances the lenders will accommodate further waivers or amendments the Company will seek. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Further, management may seek alternative sources of financing. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The underlying value and recoverability of the amounts shown as “Property and Equipment” (Note 7) are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine and may require the Company to write off costs capitalized to date.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on March 28, 2017.

2.	BASIS OF PRESENTATION

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The policies set out below were consistently applied to all the periods presented.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of cash, short-term investments and derivative liabilities.

3.	Significant accounting policies

The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below.

(i)	Basis of consolidation

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)

The Company’s interest in the GK Mine is held through 2435386 Ontario Inc.

A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. A subsidiary is included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the GK Mine through its joint arrangement is a joint operation under International Financial Reporting Standard 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

(ii)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise and presented in the consolidated Statements of Comprehensive Income (Loss).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

(iii)	Share-based payments

The Company maintains a Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) and stock option plan for employees, directors, and other qualified individuals.

Equity-settled transactions, which include RSUs, DSUs and stock options, are measured by reference to the fair value at the grant date. The fair value for RSU’s is determined using the market value of the share price, as listed on the TSX, at the close of business at the grant date. The fair value for stock options is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of options. The Company believes this model adequately captures the substantive features of the option awards, and are appropriate to calculate their fair values. The fair value determined for both RSUs and stock options at grant date is recognized over the vesting period in accordance with the vesting terms and conditions, with a corresponding increase to contributed surplus.

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 11.

The fair value determined at the grant date of the equity-settled share-based payments is expensed in profit or loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

Equity-settled share-based payment transactions with parties other than employees, if any, are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(iv)	Income taxes and deferred taxes

The income tax expense or benefit for the year consists of two components: current and deferred.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Comprehensive Income (Loss) because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively.

(v)	Supplies Inventory

Supplies inventory are consumable materials which are measured at the lower of weighted average cost and net realizable value.

(vi)	Mineral properties and exploration and evaluation costs and development costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability and technical feasibility. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

Exploration and evaluation costs consist of:

•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting and refining engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time that the technical feasibility and commercial viability of extracting the mineral resource are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized, and future development costs will be capitalized to assets under construction.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The key factors management used in determining technical feasibility and commercial viability of the Gahcho Kué Diamond Mine are demonstrable are the following;

•	completion of a feasibility study;
•	obtaining required permits to construct the Gahcho Kué Diamond Mine;
•	completion of an evaluation of the financial resources required to construct the Gahcho Kué Diamond Mine;
•	availability of financial resources necessary to commence development activities to construct the Gahcho Kué Diamond Mine; and
•	management’s determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property.

(vii)	Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels;
•	the ability to sustain ongoing production of ore; and
•	the ability to operate the plant as intended, achieving 30 days at an average of 70% design capacity.

The list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision.

(viii)	Property and equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property, plant and equipment, which are accounted for separately.

Development costs are capitalized under assets under construction. Expenditures, including engineering to design the size and scope of the project, environmental assessment and permitting and borrowing costs are capitalized to assets under construction.

Amortization is provided on property, plant and equipment. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Mineral properties are not amortized until the properties to which they relate are placed into commercial production, at which time the costs will be amortized on a unit-of-production method following commencement of commercial production. Assets under construction are not amortized; rather costs are deferred until the asset is ready for use, at which point the deferred amount is transferred to the appropriate asset category and amortized as set out below.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

Corporate assets	two to seven years, straight line
Vehicles	three to five years, straight line
Production and related equipment	three to ten years, straight line
General infrastructure	four to ten years, straight line
Earthmoving equipment	estimated hours
Assets under construction	not depreciated until production

(ix)	Impairment of non-financial assets

The carrying value of the Company’s capitalized property and equipment is assessed for impairment when indicators of such impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or Company’s other group of assets. The Company has determined that it has one CGU.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to profit or loss so as to reduce the carrying amount to its recoverable amount.

(x)	Capitalized interest

Interest costs for qualifying assets are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in development or construction stages. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings.

(xi)	Financial instruments

The Company classifies non-derivative financial assets into the following categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. The Company classifies non-derivative financial liabilities into the following categories: fair value through profit or loss and other financial liabilities category. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•             Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in profit or loss.

•             Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as Other Comprehensive Income (“OCI”), except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized in profit or loss.

•            Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

•            Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

The Company may enter into derivative financial instruments to mitigate economic exposures to interest rate and currency exchange rate fluctuations. Derivatives are initially recognized at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss. The fair values of derivative assets and liabilities are determined using valuation techniques with assumptions based on prevailing market conditions on the reporting date. Pursuant to the Loan Facility described in Note 9, the Company entered into foreign currency forward strip and interest rate swap contracts, described in Note 10.

Derivative instruments are classified as current or non-current assets or liabilities, depending on their maturity dates. Derivative assets are not offset against derivative liabilities.

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash	Fair value through profit and loss	Fair value
Derivative liabilities	Fair value through profit and loss	Fair value
Amounts receivable	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilties	Amortized cost
Loan facility	Other liabilties	Amortized cost

The Company’s cash consists of balances with banks.

The Company had no held-to-maturity financial assets at December 31, 2016 and 2015.

(xii)	Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a risk-free discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2016 and 2015 other than the provision for decommissioning and restoration associated with the Mineral Properties.

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The nature of these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed. Over time, the discounted liability is increased for the change in present value. The periodic unwinding of the discount is recognized in profit or loss as a finance cost called “accretion expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (expensed), and a reduction of the decommissioning and restoration liability. For closed sites, changes to estimated costs are recognized immediately in profit or loss.

(xiii)	Loss or earnings per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares divided by the weighted average number of shares outstanding during the year.

Diluted loss or earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options. The denominator is increased by the weighted average number of common shares outstanding after adjustment for the effects of all dilutive potential common shares.

(xiv)	Standards and amendments to existing standards that are not yet effective and have not yet been adopted early by the Company

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Payment (“IFRS 2”). IFRS 2 is effective for periods beginning on or after January 1, 2018 and is to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management is currently assessing the impact of the amendment to IFRS 2 on the consolidated financial statements.

Revenue

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Management will adopt IFRS 15 effective for the period beginning on January 1, 2017.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently assessing the impact of adopting IFRS 9 on the consolidated financial statements along with timing of adoption of IFRS 9.

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on balance sheet. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

Statement of cash flows

In January 2016, the IASB issued an amendment to International Accounting Standard 7, Statement of Cash Flows. The amended standard introduced additional disclosure requirements for liabilities arising from financing activities. The amendment is effective for annual periods beginning on or after January 1, 2017. The Company does not expect this amendment to have a significant impact on its consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments and/or estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. The key areas where judgements, estimates and assumptions have been made are summarized below.

i)	Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies are:

a)	Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets, the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at December 31, 2016 and 2015 no indicator of an impairment in the carrying value of its mineral properties had occurred.

b)	Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels;
•	the ability to sustain ongoing production of ore; and
•	the ability to operate the plant as intended.

The list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

ii)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties. This will also impact the carrying value of the decommissioning and restoration liability and future depletion charges.

b)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

c)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

5.	FINANCIAL INSTRUMENTS

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount				Fair value
December 31, 2016	Loans and receivables	Fair value through profit and loss	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Cash	$-	$6,843,704	$-	$6,843,704	$6,843,704	$-	$-	$6,843,704
Financial assets not measured at fair value
Amounts receivable	2,036,079	-	-	2,036,079
Restricted cash	-	83,878,089	-	83,878,089	83,878,089	-	-	83,878,089
	2,036,079	83,878,089	-	85,914,168
Financial liabilities measures at fair value
Derivative liabilities	-	3,008,549	-	3,008,549	-	3,008,549	-	3,008,549
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	-	-	16,115,963	16,115,963
Loan facility	-	-	425,903,138	425,903,138	-	449,248,926	-	449,248,926
	-	-	442,019,101	442,019,101

	Carrying amount				Fair value
December 31, 2015	Loans and receivables	Fair value through profit and loss	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Cash	$-	$9,081,791	$-	$9,081,791	$9,081,791	$-	$-	$9,081,791
Financial assets not measured at fair value
Amounts receivable	1,348,018	-	-	1,348,018
Restricted cash	-	94,512,019	-	94,512,019	94,512,019	-	-	94,512,019
	1,348,018	94,512,019	-	95,860,037
Financial liabilities measures at fair value
Derivative liabilities	-	17,241,753	-	17,241,753	-	17,241,753	-	17,241,753
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	-	-	28,193,849	28,193,849
Loan facility	-	-	205,686,683	205,686,683	-	216,908,983	-	216,908,983
	-	-	233,880,532	233,880,532

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible.

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The fair value of the Loan Facility is determined using a DCF model. This model uses the current market spread and is discounted using the risk-free rate plus a market spread.

Financial instruments risks

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its amounts receivable is summarized as follows:

	December 31,	December 31,
	2016	2015
0-30 days	$1,882,177	$1,321,257
30 to 90 days	150,098	-
More than 90 days	3,804	26,761
Total	$2,036,079	$1,348,018

On December 31, 2016 and 2015, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately, $1,659,371 (2015 - $1,312,782).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Funds from the Loan Facility (Note 9) will be required to fund its share of the remaining capital and operating costs to commercial production of the GK Mine. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant (Note 9). As discussed in Note 1, the Company does not expect to generate sufficient liquidity to fully fund the reserve accounts which are conditions of the Loan Facility. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other covenants, and is not successful in obtaining suitable waivers or amendments, or a material adverse event occurs, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Being able to comply with the covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

As at December 31, 2016, the Company has drawn US$332 million or $445.8 million Canadian dollar equivalent from the Loan Facility.

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$157,998	$456,354	$465,744	$545,559	$1,625,655
Gahcho Kué Diamond Mine commitments	22,539,444	-	-	-	22,539,444
Trade and other payables	16,115,963	-	-	-	16,115,963
Loan facility - Principal*	33,286,991	261,549,181	147,452,601	3,487,627	445,776,400
Loan facility - Interest	32,617,000	44,743,300	14,617,200	69,900	92,047,400
Sunk cost repayment - principal	10,000,000	24,400,000	-	-	34,400,000
Sunk cost repayment - interest	-	25,800,000	-	-	25,800,000
Interest Rate Swap Contracts:
Outflows	2,397,642	98,087	7,719	-	2,503,448
Forward Exchange Contracts**:
(Inflows)	(10,547,404)	-	-	-	(10,547,404)
Outflows	11,377,495	-	-	-	11,377,495
	$117,945,129	$357,046,922	$162,543,264	$4,103,086	$641,638,401

*In accordance with the terms of the Loan Facility at March 31, 2017, the Company is subject to maintaining a cash call reserve account balance in the amount of approximately US$27.9 million. As of March 27, 2017, the lenders have provided a waiver indicating the amount is now to be funded by May 31, 2017. Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts estimated (Note 9) of US$100.1 million in September 2017, and additional amounts of US$50.9 million and US$14.4 million at December 31, 2017 and March 31, 2018, respectively.

**The foreign exchange contracts inflows and outflows have been signed with the syndicate of lenders. In the scenario where one or more of these lenders are unable to pay, the Company could be exposed to the outflow of agreed upon funds for the remaining contracts at that time. Any offsetting would be at the discretion of the lenders. The Company believes it has no significant credit risk.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

(i)	Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and interest rate swap contracts. The Company has entered into interest rate swaps (Note 10) to fix its interest rate exposure for 75% of its U.S. dollar Loan Facility and therefore has interest rate exposure to the remaining 25%. At December 31, 2016, the total Loan Facility drawn was US$332 million and interest rate swaps of US$228.9 million were in effect.

At December 31, 2016, a 100-basis point increase in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in a decrease to interest by approximately $6.71 million. A 100-basis point decrease in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in an increase to interest for the year ended December 31, 2016 by approximately $6.87 million.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

(ii)	Foreign currency

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of development costs of the GK Mine are in Canadian dollars, but funded through the U.S. dollar Loan Facility (Note 9). The Company has entered into foreign currency forward strip contracts (Note 10) to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the GK Mine. The foreign currency forward strip contracts increase the exposure to risk related to foreign exchange rates. Currency risk relates to the U.S. dollar Loan Facility, foreign currency forward strip contracts and cash, restricted cash and accounts payable and accrued liabilities denominated in U.S. dollars.

As at December 31, 2016, the Company had cash and restricted cash, accounts payable and accrued liabilities, derivative liabilities and the Loan Facility that are in U.S. dollars. The Canadian dollar equivalent is as follows:

Cash	$2,700,000
Restricted cash	12,100,000
Accounts payable and accrued liabilities	(900,000)
Derivative liabilities	(3,000,000)
Loan facility	(445,800,000)
Total	$(434,900,000)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2016 would have resulted in an increase or decrease to net income for the year ended December 31, 2016 of approximately $43.5 million.

6.	RESTRICTED CASH

Total restricted cash of $83,878,089 at December 31, 2016 (2015 – $94,512,019) included $70,862,538 held in a restricted cost overrun account and $13,015,551 held in restricted proceeds and other reserve accounts. The amounts held in the restricted cost overrun reserve account are restricted for the use of funding potential cost overruns of the GK Mine and for the minimum reserve accounts, and the use of this account must be approved by the lenders under the Loan Facility agreement (Note 9). The amounts held in the restricted proceeds and other reserve accounts are restricted for the use of funding the Company’s share of expenditures for the GK Mine, and other Loan Facility requirements. These amounts are expected to be used to fund the Company’s share of expenditures in the first quarter of 2017. These amounts are restricted under the Loan Facility agreement.

Page | 27

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

7.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at December 31, 2016 and 2015 are as follows:

	Corporate		Production and	General	Earthmoving	Mineral	Assets under
	assets	Vehicles	related equipment	infrastructure	equipment	properties	construction	Total
Cost
At January 1, 2015	$38,877	$2,202,773	$437,798	$4,500,646	$10,223,823	$58,154,481	$140,603,611	$216,162,009
Decommissioning and restoration adjustment	-	-	-	-	-	14,861,675	-	14,861,675
Additions*	12,183	-	-	-	192,122	-	236,679,883	$236,884,188
At December 31, 2015	51,060	2,202,773	437,798	4,500,646	10,415,945	73,016,156	377,283,494	467,907,872
Decommissioning and restoration adjustment	-	-	-	-	-	726,057	-	726,057
Additions*	78,459	-	-	-	507,391	-	213,397,009	213,982,859
At December 31, 2016	$129,519	$2,202,773	$437,798	$4,500,646	$10,923,336	$73,742,213	$590,680,503	$682,616,788

Accumulated depreciation
At January 1, 2015	$(20,914)	$(607,689)	$(214,183)	$(858,905)	$(920,848)	$-	$-	$(2,622,539)
Depreciation	(8,537)	(390,152)	(34,698)	(584,767)	(1,010,551)	-	-	(2,028,705)
At December 31, 2015	(29,451)	(997,841)	(248,881)	(1,443,672)	(1,931,399)	-	-	(4,651,244)
Depreciation	(16,254)	(388,271)	(33,268)	(525,516)	(948,906)	-	-	(1,912,215)
At December 31, 2016	$(45,705)	$(1,386,112)	$(282,149)	$(1,969,188)	$(2,880,305)	$-	$-	$(6,563,459)

Carrying amounts
At December 31, 2015	$21,609	$1,204,932	$188,917	$3,056,974	$8,484,546	$73,016,156	$377,283,494	$463,256,628
At December 31, 2016	$83,814	$816,661	$155,649	$2,531,458	$8,043,031	$73,742,213	$590,680,503	$676,053,329

*Included in the additions of assets under construction for the year ended December 31, 2016 is $34,749,739 (2015-$11,386,094) of borrowing and other costs, and is net of $3,622,441 pre-production sales.

Page | 28

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The Company’s mineral asset, the GK Mine, was in the commissioning stage at December 31, 2016. Based on successful permitting and demonstrated technical feasibility and commercial viability of the GK Mine, in December 2013 the Company commenced capitalizing all development expenditures incurred related to the GK Mine.

The Company holds a 49% interest in the GK Mine, and De Beers Canada holds the remaining 51% interest. The arrangement between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”).

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada under which:

(a)	The Participants’ continuing interests in the GK Mine will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs and will contribute their proportionate share to operating costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ended on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs. At December 31, 2016, the following amounts remain to be settled and will be accrued on declaration of commercial production which occurred on March 1, 2017:
•	$10 million following the commencement of commercial production (commencement of commercial production for the purposes of the 2009 Agreement means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the relevant mine has achieved and maintained 70% of rated production specified in the relevant Feasibility Study); and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25.8 million within 18 months following commencement of commercial production, which was declared on March 1, 2017. At December 31, 2016, accumulated interest is approximately $22.0 million. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

2435386 Ontario Inc. has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the payments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they will be capitalized to Mineral Properties.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee for the share of the security deposits issued. As at December 31, 2016, the Company’s share of the security deposits issued were $23,419,125 (2015 - $14,378,228).

Page | 29

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

8.	DECOMMISSIONING AND RESTORATION LIABILITY

The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2016 and 2015:

	December 31,	December 31,
	2016	2015
Expected undiscounted cash flows	$32,069,264	$30,571,835
Discount rate	2.31%	2.15%
Inflation rate	2.08%	2.02%
Periods	2028	2028

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the year ended December 31, 2016, the decommissioning and restoration liability was increased by $726,057 (2015 - $14,861,675) for a change in estimate, reflecting primarily an increase in estimated reclamation costs due to the advancement of the construction work performed at the GK Mine site. Estimation of the amount of the effect of the change in estimate in future periods is impracticable to determine.

The continuity of the decommissioning and restoration liability at December 31, 2016 and 2015 is as follows:

	December 31,	December 31,
	2016	2015
Balance, beginning of year	$23,044,826	$7,996,825
Change in estimate of discounted cash flows	726,057	14,861,675
Accretion recorded during the year	495,465	186,326
Balance, end of the year	$24,266,348	$23,044,826

9.	LOAN FACILITY

On April 2, 2015, the Company through its subsidiary 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The lenders hold security over the Company’s 49% interest in the GK Mine held through the Company’s subsidiaries. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility has a drawdown schedule that commenced on April 7, 2015 and ends on September 30, 2017 to correspond with the projected construction period and the required interest payments under the Loan Facility up to September 30, 2017. At March 31, 2017, the Company is subject to maintaining a cash call reserve account balance in the amount of approximately US$27.9 million. On March 27, 2017, the lenders have provided a waiver indicating the amount is now to be funded by May 31, 2017. At September 30, 2017, certain financial covenants related to servicing the debt, as defined by the Loan Facility agreement, become effective.

Page | 30

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The table below describes the initial funding of minimum reserve balance requirements by quarter:

	March 31, 2017		June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	Total
Cash call reserve account*	US$	27,900,000	$-	$-	$-	$-	$27,900,000
Sunk cost reserve account**		-	-	43,000,000	-	-	43,000,000
Debt service reserve account		-	-	57,100,000	32,700,000	-	89,800,000
Environment reclamation reserve account		-	-	-	18,200,000	14,400,000	32,600,000
	US$	27,900,000	$-	$100,100,000	$50,900,000	$14,400,000	$193,300,000

* As of March 27, 2017, the lenders have provided a waiver indicating the amount is now to be funded by May 31, 2017

** The sunk cost reserve account is to be funded by September 1, 2017

Cash call reserve account minimum balance represents the cash calls expected to be paid to the Operator in the next three months.

Sunk cost reserve account minimum balance represents the total expected sunk cost payments to the operator as described in note 7.

Debt service reserve account minimum balance represents the principal and interest payments on the loan facility expected to be paid to the lenders in the next nine months.

Environment reclamation reserve account minimum balance represents the Company’s share of all letters of credit issued and expected to be issued in the next nine months to any Government agency pursuant to any environmental or social permit.

As discussed in Note 1, based on the delay in achieving commercial production and current market prices in the diamond industry, management believes the Company will not be able to comply with the requirement to fully fund these reserve accounts and may not comply with the other financial covenants in the Loan Facility, therefore, the Company will seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, or a material adverse event occurs, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Being able to comply with the covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. The Company has funded a cost overrun reserve account (Note 6), which is restricted to be used to fund potential cost overruns of the Project up to September 30, 2017, and use of this account must be approved by the lenders. At September 30, 2017, the Company can use the remaining balance available in the restricted cost overrun account to fund a portion of the above reserve accounts. A cost to complete shortfall would exist if available funding remaining under the Loan Facility is less than the Projected costs to completion and commercial production. Such shortfall would represent a cost overrun. If the lenders are satisfied that the cost overrun can be funded with amounts in the cost overrun reserve account then no event of default would have occurred, and the lenders would approve further drawdown against the Loan Facility. If the available resources under the Loan Facility plus the cost overrun reserve account were insufficient to fund the Project to completion and commercial production, additional funding would be required and no amounts would be available to be drawn until the default was remedied.

The Loan Facility will be used to fund the Company’s share of the remaining construction cost of the GK Mine, associated fees, general and administrative costs, interest costs and repayment of $10 million of sunk costs which become payable to De Beers after achievement of commercial production (Note 7), which was declared on March 1, 2017.

At December 31, 2016, US$332 million ($445.8 million Canadian) was outstanding under the Loan Facility. The loan is carried at amortized cost on the consolidated balance sheet. As at December 31, 2016, financing costs totalling $31,802,974 consisting primarily of fees payable to the lenders, legal and financial advisory fees, other financing related expenses and commitment fees relating to the Loan Facility were incurred. The loan amount of $445,776,400 has been reduced by a pro-rata portion of the deferred financing costs relative to what has been drawn to date, which is being amortized over the life of the Loan Facility using the effective interest method. The resulting balance of financing costs as at December 31, 2016 is $1,902,344 (2015 - $13,891,403) and will be allocated to future drawdowns and amortized over the life of the Loan Facility using the effective interest rate method. Unamortized deferred financing costs as at December 31, 2016 of $19,873,262 is netted against the Loan Facility.

Page | 31

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The following table shows the repayment instalment schedule for the gross amount of the Loan Facility:

Year
2017	US$	24,791,085
2018		93,845,271
2019		100,948,191
2020		46,778,076
2021		63,039,904
2022		40,597,473
Total	US$	370,000,000

Finance costs for the year ended December 31, 2016 were $32,917,730 (2015 - $10,192,292) and include interest expense calculated using the effective interest method; adjusted for interest paid on interest rate swaps and foreign exchange on the interest paid and accrued. These financing costs have been capitalized to assets under construction.

10.	DERIVATIVE liabilities

The Company has entered into U.S. dollar interest rate swaps to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility (Note 9) and into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the GK Mine. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master Agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the interest rate swap and foreign currency forward strip contracts are recognized in net income or loss as gains or losses on derivatives.

Interest Rate Swap Contracts

On April 7, 2015, the Company entered into U.S. dollar floating-to-fixed interest rate swaps intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The interest rate swaps terminate on March 31, 2020. The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

The table below provides a summary of interest rate swap contracts outstanding as at December 31, 2016:

Period of Interest Rate Contracts	Notional Amount (USD)
January 1, 2017 to December 1, 2017	$277,500,000
January 1, 2018 to December 31, 2018	161,932,194
January 1, 2019 to December 31, 2019	41,995,998
January 1, 2020 to March 31, 2020	5,877,827

Page | 32

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

Foreign Currency Forward Strip

On April 7, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1 and on July 10, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from August 4, 2015 to February 1, 2017 for notional amounts of $54,832,365 or US$43,130,678, with a weighted average price of $1.2713/US$1.

The table below provides a summary of currency contracts outstanding as at December 31, 2016:

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
January 1, 2017 to February 1, 2017	$10,547,404	$1.2447	$8,473,594

The following table shows amounts recognized in the Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2016 and 2015:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Gain (loss) on derivative contracts - currency contracts	$5,264,974	$(16,437,853)
Gain (loss) on derivative contracts - interest rate swap contracts	763,199	(2,970,497)
Total	$6,028,173	$(19,408,350)

11.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value.

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at December 31, 2016 is 159,818,833. There are no shares issued but not fully paid.

On March 31, 2015, the Company closed a Rights Offering for gross proceeds of approximately $95 million. Under the Rights Offering, each registered holder of common shares of the Company as of the record date established as of February 27, 2015, received one right (a “Right”) for each share held. 5.69 Rights plus the sum of $4.00 was required to subscribe for one share (“Rights Share”). The Rights expired on March 30, 2015 (the “Expiry Date”) with unexercised Rights becoming void and without value. The Rights were listed on the TSX until their expiry.

The Company entered into a stand-by agreement with Mr. Dermot Desmond, an insider of the Company and principal owner of Bottin (International) Investments Ltd. (“Bottin”) under which he undertook to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date. Mr. Dermot Desmond fully exercised his rights and received the previously agreed stand by fee of 3%. Mr. Desmond requested that payment be received in common shares of the Company at a price of $4.00 per common share, which was subject to shareholder approval at the Annual Special Meeting held on June 16, 2015. Shareholder approval was received and on June 25, 2015, Mr. Desmond was issued 712,500 common shares of the Company.

A total of 135,204,550 Rights were exercised by shareholders for 23,761,783 shares.

Page | 33

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

iii.	Stock options, RSUs, DSUs and share-based payments reserve

On June 21, 2016, the Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options qualified persons and employees of the Company to maximums identified in the Plan. As at December 31, 2016, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 15,981,883 shares, and there were 12,641,883 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	December 31, 2016		December 31, 2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	3,100,000	$4.58	1,400,000	$5.08
Granted during the year	200,000	6.66	1,700,000	4.18
Exercised during the year	(130,000)	3.72	-	-
Expired during the year	(150,000)	6.13	-	-
Balance at end of the year	3,020,000	$4.68	3,100,000	$4.58
Options exercisable at the end of the year	2,920,000	$4.65	3,033,333	$4.59

The fair values of the stock options have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options.

	December 31,	December 31,
	2016	2015
Exercise price	$6.35 - $6.96	$3.57 - $4.66
Expected volatility	29.27% - 34.06%	34.65% - 37.76%
Expected option life	2.5 - 5 years	5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	0.58% - 0.66%	0.73% - 0.85%

During the year ended December 31, 2016, 130,000 stock options were exercised for gross proceeds of $483,150 (2015 - $Nil). The aggregate market price of the common shares on the exercise dates was $836,500 (2015 - $Nil).

Page | 34

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

Subsequent to the year ended December 31, 2016, stock options were granted and valued using the assumptions below:

Date of grant	February 6, 2017
Number of options granted	100,000
Fair value per option	$1.7097
Fair value total for grant	$170,970
Term of option	5 years
Vesting	See description below*
Assumptions:
Exercise price	$5.86
Expected volatility	31.03%
Expected option life	5 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	1.11%
*1/3 vested immediately, 1/3 will vest on February 6, 2018 and 2019, respectively.

Subsequent to December 31, 2016, 355,000 stock options were exercised for gross proceeds of $1,576,850. The aggregate market price of the common shares on the exercise date was $2,315,750. In addition, 135,000 stock options expired.

The following tables reflect the Black-Scholes values, the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2016.

At December 31, 2016
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
March 8, 2017	$428,738	185,000	$4.84
January 31, 2018	133,700	100,000	4.08
March 10, 2018	129,300	100,000	4.06
March 17, 2018	64,250	50,000	4.11
May 13, 2018	156,700	100,000	5.00
July 2, 2018	802,500	500,000	5.28
February 13, 2019	274,600	200,000	5.29
April 13, 2020	1,399,715	885,000	4.66
October 14, 2020	133,220	100,000	4.21
December 10, 2020	676,260	600,000	3.57
June 30, 2021	119,990	100,000	6.35
November 3, 2021	213,910	100,000	6.96
	$4,532,883	3,020,000	$4.68

The weighted average remaining contractual life of the options outstanding at December 31, 2016 is 2.73 years (2015 - 3.45 years).

The Restricted and Deferred Share Unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the 2016 RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors.

Page | 35

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

During the year ended December 31, 2016, 20,000 RSUs were granted with a fair value of $6.17 per unit and 310,000 RSUs were granted with a fair value of $6.49 per unit on the grant dates.

For the year ended December 31, 2016, 10,000 RSUs vested and were settled through the issuance of 10,000 common shares. The market value of the RSUs on the date of settlement were $67,200.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the year:

RSU	Number of units	Weighted average value
Balance at beginning of year	-	$-
RSUs awarded	330,000	6.47
RSUs vested and issued	(10,000)	6.17
Balance, December 31, 2016	320,000	$6.48

As at December 31, 2016, no DSU awards have been granted.

The share-based payments recognized as an expense for the year ended December 31, 2016 and 2015 are:

	December 31,	December 31,
	2016	2015
Expense recognized in the year
for share-based payments	$468,573	$2,268,263

The share-based payment expense for the year ended December 31, 2016 and 2015 is included in consulting fees and payroll.

iv.	Earnings (loss) per share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

Page | 36

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Numerator
Net income (loss) for the year	$4,797,834	$(43,168,971)

Denominator
For basic - weighted average number of shares outstanding	159,743,601	153,476,202
Effect of dilutive securities	630,697	-
For diluted - adjusted weighted average number of shares outstanding	160,374,298	153,476,202

Earnings (Loss) Per Share
Basic	$0.03	$(0.28)
Diluted	$0.03	$(0.28)

For the year ended December 31, 2016, 2,289,303 stock options are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (2015 – 3,100,000).

v.	Shareholder rights plan

On September 7, 2010, the Board of Directors of the Company approved an amended Shareholder Rights Plan (the “Rights Plan”), which was ratified by the shareholders at the Annual General Meeting on November 18, 2010. The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

12.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2015 – 26.5%):

	December 31, 2016	December 31, 2015

Income (loss) before income taxes	$4,797,834	$(43,168,971)
	26.5%	26.5%
Tax expense (recovery) calculated using statutory rates	1,271,426	(11,439,777)

(Earnings not taxable) expenses not deductible	(1,361,089)	5,260,128

Change in tax benefits not recognized	89,663	6,179,649
Income tax expenses (recovery)	$-	$-

Page | 37

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

Components of deferred tax assets and liabilities

	December 31, 2016	December 31, 2015
Deferred tax liability
Loan facility	$(5,266,414)	$-
Deferred tax asset
Non-capital loss carryforwards	5,266,414	-
	$-	$-

Unrecognized deferred tax assets

Deductible temporary differences for which deferred tax assets have not been recognized are attributable to the following:

	December 31, 2016	December 31, 2015
Property and equipment	$4,801,842	$64,840,744
Decommissioning and restoration liability	24,266,347	23,044,826
Loss carryforwards	88,965,439	29,839,942
Share and debt issuance cost	22,881,584	16,864,018
Loan facility	13,504,000	5,976,483
Derivative liabilities	3,008,549	17,241,753
	$157,427,761	$157,807,766

Tax losses not recognized expire as noted below. The deductible temporary differences do not expire under current tax legislation.

As at December 31, 2016, the Company had the following losses available for carry forward and certain other tax attributes as follows:

	Amounts	Expiry Date
Tax basis of property and equipment	$659,241,647	Indefinite
Capital loss carryforwards	$10,142,866	Indefinite
Non-capital loss carryforwards	$98,695,836	2026-2036

13.	RELATED PARTIES

The Company’s related parties include the operator of the GK Mine, Dermot Desmond, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Bottin, IIU, the operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

As discussed in Note 11, in 2015 the Company issued 712,500 common shares or the equivalent of $2,850,000 to Mr. Dermot Desmond as a standby fee.

Page | 38

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The balances as at December 30, 2016 and 2015 were as follows:

	December 31,	December 31,
	2016	2015
Payable to the operator of the GK Mine*	$926,079	$1,210,408
Receivable from Kennady Diamonds	-	8,475
Payable to International Investment and Underwriting	52,762	-
Payable to key management personnel	3,279	-

*included in accounts payable and accrued liabilities

The transactions for the year ended December 31, 2016 and 2015 were as follows:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
The total of the transactions:
Kennady Diamonds	$90,000	$90,000
International Investment and Underwriting	52,762	40,000
Remuneration to key management personnel	2,077,129	3,843,355
Pre-production sales to De Beers Canada Inc.	3,622,441	-
Assets purchased from De Beers Canada Inc.	552,838	32,945
Management fee charged by the operator of the GK Mine	5,211,315	6,522,109

The remuneration expense of directors and other members of key management personnel for the year ended December 30, 2016 and 2015 were as follows:

	Year ended	Year ended
	December 31, 2016	December 31, 2015

Consulting fees, director fees, bonus and other short-term benefits	$1,608,556	$1,575,092
Share-based payments	468,573	2,268,263
	$2,077,129	$3,843,355

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

14.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of debt, share capital, share-based payments reserve, and net of deficit. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties and ongoing operations (Note 1). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Page | 39

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2016 and 2015 and

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

Management reviews its capital management approach on an ongoing basis.

The Company’s capital is summarized as follows:

	December 31,	December 31,
	2016	2015
Loan facility	$425,903,138	$205,686,683
Share capital	472,995,222	472,285,993
Share-based payments reserve	5,018,181	4,775,687
Deficit	(163,582,849)	(168,380,683)
	$740,333,692	$514,367,680

There were no changes in the Company’s approach to capital management during the year ended December 31, 2016. The Company and its subsidiaries are subject to externally imposed capital requirements in accordance with the Loan Facility. All minimum reserve account amounts, as described in Note 9, must be fulfilled before any excess cash can be distributed as dividends. Based on the events described in Note 1, the Company will need to seek waivers and amendments from the reserve funding requirements of the Loan Facility and may also consider the need to seek additional share capital among its options to maintain future compliance.

15.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

Page | 40

Management’s Discussion and Analysis

For the Year Ended December 31, 2016

TSX: MPVD |NASDAQ: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2016

This Management’s Discussion and Analysis (“MD&A”) of March 28, 2017 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015.

The audited consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS FOR 2016 AND TO DATE

•	Ramp up to commercial production commenced on August 1, 2016. The Gahcho Kué Diamond Mine (“GK Mine”) declared commercial production (defined below) subsequent to year end on March 1, 2017.

•	Mining of overburden, waste rock and ore in the 5034 open pit for the twelve months ended December 31, 2016 was approximately 23.7 million tonnes, with approximately 66,000 tonnes of ore stockpiled at year end on a 100% basis.

•	From August 1 to December 31, 2016, the GK Mine on a 100 percent basis processed approximately 565,000 tonnes of ore through the process plant and recovered approximately 949,000 carats for an average grade of approximately 1.68 carats/tonne.

•	Approximately 1,361,223 carats were produced prior to declaring commercial production, of which approximately 668,449 carats or 49% are the Company’s share.

•	From the commencement of ramp up on August 1, 2016 to December 31, 2016, three splits of the diamond production took place at the Diavik Diamond Mines Inc. (‘DDMI’) sorting facility based in Yellowknife.

•	Under the terms of the Gahcho Kué Joint Venture Agreement, the Company and De Beers Canada Inc. (“De Beers”), (collectively, the “Participants”) each bid for all Fancies and Special Diamonds. Fancies are diamonds of a fancy or unusual colour and Specials are diamonds weighing 10.8 carats or more.

•	As at March 28, 2017, the Company has conducted two diamond sales through its diamond broker based in Antwerp, Belgium and a third diamond sale is currently underway and scheduled to be completed on March 29, 2017. The results of the Company’s first quarter diamond sales will be announced with the 2017 first quarter financial results.

•	The Work in Progress (‘WIP’) inventory on hand prior to declaring commercial production was approximately 257,637 tonnes, estimated at a cost of approximately $8.5 million. The Company expects to sell approximately 201,000 carats based on the expected grade, being its 49% share of the WIP inventory. It is expected that due to the timing of production and sales, the Company will only reflect revenue during the second quarter of 2017.

•	At December 31, 2016, the Company had drawn US$332 million from the Loan Facility and drawn an additional US$25 million as at March 28, 2017. Commencing on March 31, 2017, the Company is subject to maintaining a cash call reserve account balance based upon certain budgeted amounts which will vary over the term of the Loan Facility. Approximately US$27.9 million was originally required to be deposited in the cash call reserve account on March 31, 2017. On March 27, 2017, the Company received a waiver deferring the requirement to fund the cash call reserve account to May 31, 2017. As conditions of the waiver, certain information must be furnished to the lenders by May 31, 2017 including: an updated financial model and life of mine plan; a diamond pricing valuation comparison between production to date and historic samples from April 2011 to be prepared by the lender’s independent diamond consultant; and a reconciliation of cumulative diamond production including a statistical comparison of total diamond carats, size and quality. The failure to comply with any of the requirements of the waiver constitutes an event of default. Management expects the Company will seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. There are no assurances the lenders will accommodate further waivers or amendments the Company will seek. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Further, management may seek alternative sources of financing. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The following table summarizes key operating and financial highlights for the year ended December 31, 2016.

		Year ended
	December 31, 2016

GK Operating data
Mining
*Ore tonnes mined ¹	kilo tonnes	624
*Ore tonnes processed	kilo tonnes	565
*Waste tonnes mined ²	kilo tonnes	23,700
*Total tonnes mined	kilo tonnes	24,324
*Ore in stockpile	number of days	7

Processing
*Average plant throughput	tonnes per day	3,693
*Average diamond recovery	carats per tonne	1.68

Production and sales
*Diamonds produced ³	carats	949,000
Approximate diamonds produced - Mountain Province	carats	465,010
Financial data
Cash		$6,843,704
Restricted cash		$83,878,089
Working capital		$(30,386,834)
Total debt		$425,903,138
Total assets		$783,761,882
Total liabilities		$469,331,328

1. Ore mined since commencement of ramp-up on August 1, 2016

2. Waste tonnes mined since January 1, 2016

3. Diamonds produced on 100% basis as per operator, but before cleaning and splitting

* at 100%

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange and NASDAQ under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the GK Mine, located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement. The Company’s primary asset is its 49% interest in the GK Mine.

The first blast in the quarry at the GK Mine occurred on December 13, 2013 and on September 25, 2014, the GK Mine received approval of a Type A Land Use Permit, allowing the GK Mine to commence full scale construction.

Physical construction of the GK Mine was substantially completed at June 30, 2016 and the commissioning of the plant took place during July 2016. Ramp-up to commercial production commenced on August 1, 2016 and commercial production was declared on March 1, 2017 after the GK mine achieved approximately 70% of nameplate capacity of 8,333 tonnes/day over a 30-day period.

Under the Gahcho Kué Joint Venture Agreement discussed below, commercial production for sunk cost repayment purposes is based on the first day after 30 days (excluding maintenance days) of achieving and maintaining 70% of designed production capacity. The $10 million sunk cost repayment on reaching commercial production is due March 31, 2017. For royalty purposes for the Government of the Northwest Territories, commercial production is based on the first day after 90 days of achieving 60% of designed production capacity.

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day. Mountain Province’s long term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth.

The Company held its first sales of pre-commercial production diamonds subsequent to the year end during January and February 2017 and will be holding sales approximately every five weeks thereafter.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The mine covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies – 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Provisions of the Joint Arrangement include the following:

(a)	The Participants’ continuing interests in the GK Mine will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant markets their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant has contributed their proportionate share to the development costs and will contribute their proportionate share of operating costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ended on December 31, 2008 will be limited to $120 million;

(f)	The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Project with De Beers;
(g)	The Company will repay De Beers $59 million (representing 49% of the agreed sum of $120 million) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs. At December 31, 2016, the following amounts remain to be settled and will be accrued on declaration of commercial production which occurred on March 1, 2017:
•	$10 million within 90 days following the commencement of commercial production This amount will be paid from the US$370 million Loan Facility during March, 2017; and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25.8 million within 18 months following commencement of commercial production. At December 31, 2016, accumulated interest is approximately $22.0 million. Accumulated interest is calculated at the prevailing LIBOR rate plus 5%. The remaining $24.4 million plus the accumulated interest of $25.8 million will be paid out of future cash flows.

2435386 Ontario Inc. has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the remaining repayments described above, if and when such payments become due.

The GK Mine has been successfully constructed and commissioned, and the Company has funded its 49% share of these costs. The underlying value and recoverability of the amounts shown in the consolidated financial statements for the Company’s Mineral Properties is dependent upon having access to necessary working capital and future profitable production.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee for the share of the security deposits issued. As at December 31, 2016, the Company’s share of the security deposits issued were $23,419,125 (2015 - $14,378,228).

Gahcho Kué Capital Program

The budgeted capital cost to construct the GK Mine as per the 2014 Feasibility Study NI 43-101 Technical Report was $1,019 million, excluding a management fee of 3% payable to De Beers who are both a Participant and also the Operator of the mine.

For the year ended December 31, 2016, approximately $404.6 million (excluding management fee) was required by the Operator. Included in the $404.6 million is $263.8 million relating to the capital budget of $1,019 million, $37.5 million relating to additional estimated costs to complete the construction of the GK Mine, $14.4 million relating to the remaining minor out-of-scope purchases and movements in foreign exchange, commissioning and ramp-up operating costs of $69.0 million, $1.7 million for sustaining capital and advanced working capital of $18.2 million.

The Company contributed approximately $204.2 million, which included a management fee of approximately $5.9 million. Of the $204.2 million an amount of $178.9 million was funded from the Loan Facility and the remaining amount of approximately $25.3 million from the Cost Overrun Reserve Account.

For the period, January 1, 2017 to February 28, 2017, funding of approximately $24.4 million (excluding management fee) was required by the Operator. Included in this amount are ramp-up operating costs of $21.9 million, $1.2 million for working capital and the remaining $1.3 million for original capital related costs. The Company will fund approximately $12.0 million representing its proportionate share.

Table 1 below compares the original budget against the forecast to completion and commercial production.

Table 1

Capital Forecast by Work Breakdown Structure (WBS) (Presented on a 100% basis)

WBS	Description	CAD (M) ORIGINAL BUDGET	CAD (M) ACTUAL
1000	Mine Operations	197.3	240.1
2000	Site Development & Roadworks	10.6	15.0
3000	Process Facilities	140.1	170.3
4000	Utilities	50.2	53.9
5000	Ancillary Buildings	53.1	66.7
6000	Waste & Water Management	6.3	5.1
7000	Off-site Facilities	0.4	0.6
Subtotal - Direct Costs =		458.0	551.7
8000	Owner’s Management Costs	104.2	89.1
9000	Indirect Costs	375.7	414.0
Subtotal – Owners + Indirect Costs =		479.9	503.1
9900	Contingency	81.1	1.8
Total - Projects		1,019.0	1,056.6
Management Reserve	Out-of-scope and foreign exchange	–	37.0
Total – Projects and Management Reserve		1,019.0	1,093.6

Gahcho Kué Production Forecast

Management expects that the GK mine will produce approximately 4.4 million carats for the year ended December 2017 and the Company expects to receive approximately 2.2 million carats, being its 49% share of production.

During 2017, the Company expects to sell approximately 2 million carats of diamonds, including pre-commercial production sales.

An update to 2017 production is expected to be completed by mid-year.

Gahcho Kué Mineral Reserve

On April 2, 2014, Mountain Province announced a Mineral Reserve estimate for the GK Mine. The Mineral Reserve is the Indicated Resource contained in the open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve Summary estimate as of December 31, 2016 is summarized in Table 2 below.

Table 2

Gahcho Kué Mineral Reserves (as of December 31, 2016) (presented on a 100% basis)

		Tonnes	Carats	Grade
Kimberlite Deposit	Classification	Mt	Mct	Cpht
5034	Probable Reserve	12.8	22.3	174
Hearne	Probable Reserve	5.6	11.7	207
Tuzo	Probable Reserve	16.4	20.6	125
Summary	Probable Reserves	34.8	54.6	157

Notes:

(1) Mineral Reserves/Resources are reported at a bottom cut-off of 1.0 mm.
(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(3) Tonnes and carats are rounded to the nearest 100,000.
(4) Tuzo tonnes exclude 0.6 Mt of a granite raft and CRX_BX.

(5) Probable Reserves for 5034 are net of production that occurred in 2016.

(6) Mt = Metric tonnes, Mct = Million carats, Cpht = Carats per hundred tonnes.

Diamond Outlook

The Global Diamond Report 2016 published by Bain & Company Inc., reported that restocking by midstream buyers of rough diamonds, following their inventory sell-off in late 2015, produced growth of around 20% in rough-diamond sales during the first half of 2016. However, continued strong rough-diamond sales in 2016 may again lead to overstocked midstream inventories if retail demand does not strengthen proportionately. Declining sales at major jewelry retailers in the first half of 2016 indicate a possible demand slowdown in the U.S. and China.

Also, the global diamond industry is facing disruption that could stretch through the first half of 2017, as a result of the Indian government’s radical move to abolish most of the nation’s bank notes overnight.

In the western Indian city of Surat craftsmen cut and polish approximately 80 percent of the world’s diamonds, a business dependent on cash and the demonetization of the high-value banknotes from November 8, 2016 has prevented most of the manufacturing industry from operating. Thousands of diamond brokers in the area are also doing little business which had negatively impacted the demand and price for rough diamonds.

Gahcho Kué Diamond Mine Update

Procurement Progress

As at December 31, 2016, procurement for the construction of the mine was 100% complete with only ongoing field purchasing remaining (costs to be incurred during ramp up to commercial production). During the quarter ended December 31, 2016, with the various equipment and construction material at site, the focus was on the close-out of the various procurement packages, which is expected to be completed by April 2017.

Since commencing construction in December 2013 to December 31, 2016, materials, equipment and services totaling $1,049 million of the revised $1,093.6 million forecast have been ordered and received at site, which represents approximately 96.0% of the total material, equipment and services costs for the construction of the Mine. The balance will be spent in Q1 2017 during the ramp up to commercial production as discussed above.

Mining

For the year ended December 31, 2016, on a 100% basis, a total of 23.7 million tonnes of overburden, waste rock and ore had been extracted from the 5034 open pit, compared to a plan of approximately 23.2 million tonnes (102% of plan). A total of 624,000 tonnes of ore have been delivered to the stockpile compared to a plan of 626,000 tonnes (99%). From August 1 to December 31, 2016, 565,000 tonnes of kimberlite ore was processed with 949,000 carats (100% basis) being recovered at a grade of 1.68 carats per tonne.

At December 31, 2016, there was approximately 66,000 tonnes (100% basis) of stockpiled ore. Sufficient ore is available in the 5034 pit to meet the planned process throughput rate. The stockpiling of ore was limited due to mining strategies related to minimizing loader tramming distances and reduced ore re-handle. Moving into 2017, the Operator will continue to build the stockpile as planned.

At December 31, 2016, the Company had 95,986 carats in available for sale inventory, of which the Company sold 49,420 carats in January 2017. The remaining 46,566 carats were sold in February 2017.

Gahcho Kué Capital Cost Summary

At December 31, 2016, the Operator of the GK Mine issued purchase orders of $1,055 million of the approved $1,056.5 million budget. As mentioned above, approximately $1,049.4 million of materials, equipment and services had been received leaving a balance of approximately $7.1 million to be received or incurred during the ramp up to commercial production. Based on the approved forecast, approximately $1.5 million remains uncommitted before out of scope and foreign exchange. These orders will be placed from January 2017 to completion. The above amounts exclude commitments for ramp-up costs, working capital and minor out-of-scope purchases and movements in foreign exchange.

FINANCING TRANSACTIONS

Loan Facility

On April 2, 2015, the Company through its subsidiary, 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The lenders hold security over the Company’s 49% interest in the GK Mine held through the Company’s subsidiaries. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility drawdown schedule commenced on April 7, 2015 and ends on September 30, 2017 to correspond with the projected construction period and the required interest payments under the Loan Facility up to September 30, 2017. At March 31, 2017, the Company is subject to maintaining a cash call reserve account balance in the amount of approximately US$27.9 million. On March 27, 2017, the lenders have provided a waiver indicating the amount is now to be funded by May 31, 2017. At September 30, 2017, certain financial covenants related to servicing the debt, as defined by the Loan Facility agreement, become effective.

The table below describes the initial funding of minimum reserve balance requirements by quarter:

	March 31, 2017		June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	Total
Cash call reserve account*	US$	27,900,000	$-	$-	$-	$-	$27,900,000
Sunk cost reserve account**		-	-	43,000,000	-	-	43,000,000
Debt service reserve account		-	-	57,100,000	32,700,000	-	89,800,000
Environment reclamation reserve account		-	-	-	18,200,000	14,400,000	32,600,000
	US$	27,900,000	$-	$100,100,000	$50,900,000	$14,400,000	$193,300,000

* As of March 27, 2017, the lenders have provided a waiver indicating the amount is now to be funded by May 31, 2017

** The sunk cost reserve account is to be funded by September 1, 2017

Cash call reserve account minimum balance represents the cash calls expected to be paid to the Operator in the next three months.

Sunk cost reserve account minimum balance represents the total expected sunk cost payments to the operator as described in note 7 of the financial statements.

Debt service reserve account minimum balance represents the principal and interest payments on the loan facility expected to be paid to the lenders in the next nine months.

Environment reclamation reserve account minimum balance represents the Company’s share of all letters of credit issued and expected to be issued in the next nine months to any Government agency pursuant to any environmental or social permit.

As mentioned above, at March 31, 2017, the Company is subject to maintaining a cash call reserve account balance in the amount of approximately US$27.9 million. As of March 27, 2017, the Company has received a waiver from the lenders on the amounts due to be funded by March 31, 2017 until May 31, 2017. The Company does not expect to be able to comply with the other reserve account funding requirements at September 30, 2017 and accordingly, the Company expects to seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. There are no assurances the lenders will accommodate further waivers or amendments the Company will seek.

Being able to comply with the covenants, and/or maintain sufficient liquidity, is dependent upon a number of factors including, realized diamond prices, exchange rates, operating costs and production levels. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

At March 1, 2017, on declaring commercial production, the Company had funded its 49% share of the development of the GK Mine. Drawdowns under the Loan Facility were subject to certain conditions, including approval of a quarterly cost-to-complete report prepared by an independent technical consultant. In addition to the Loan Facility, the Company funded a cost overrun reserve account as discussed below, which was restricted to fund potential cost overruns of the Project up to September 30, 2017, and use of this account must be approved by the lenders. At September 30, 2017, the Company can use the remaining balance available in the restricted cost overrun account to fund a portion of the above reserve accounts.

The Loan Facility required the Company to arrange a US$75 million cost overrun facility or $93,345,000, which was deposited into a restricted cost overrun account in 2435572 Ontario Inc. At December 31, 2016, $23,785,818 had been used to fund minor out-of-scope items and foreign exchange variances approved by the Joint Venture Management Committee and the lenders. For the year ended December 31, 2016, interest totaling $675,921 (2015 - $627,435) had been earned in the restricted cost overrun account. At December 31, 2016, the restricted cost overrun account balance was $70,862,538.

The Loan Facility was used to fund the Company’s share of the remaining construction cost of the GK Mine, associated fees, operating costs during the build-up to commercial production, general and administrative costs, interest costs and repayment of $10 million of sunk costs, which became payable to De Beers after achievement of commercial production as defined in the Gahcho Kué Joint Venture Agreement as discussed above.

At March 28, 2017, the Company had drawn US$357 million against the US$370 million Loan Facility. The remaining US$13 million of the Loan Facility will be used to fund the interest, interest rate swap and the commitment fee payments due on June 30, 2017 and September 30, 2017, respectively. Included in the US$370 million is an amount of US$5 million drawn and held in a restricted bid reserve account for the bidding of Fancies and Specials.

The Company has entered into U.S. dollar interest rate swaps (“IRS”) to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility and into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the GK Mine. On July 10, 2015, the Company entered into additional foreign currency forward strip contracts from August 4, 2015 to February 1, 2017. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in the fair value of the IRS and foreign currency forward strip contracts are recognized in the income (loss) as gains or losses on derivatives.

Interest Rate Swap Contracts

On April 7, 2015, the Company entered into U.S. dollar floating-to-fixed interest rate swaps intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The interest rate swaps terminate on March 31, 2020. The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

The table below provides a summary of the interest rate swap contracts outstanding as at December 31, 2016:

Period of Interest Rate Contracts	Notional Amount (USD)
January 1, 2017 to December 1, 2017	$277,500,000
January 1, 2018 to December 31, 2018	161,932,194
January 1, 2019 to December 31, 2019	41,995,998
January 1, 2020 to March 31, 2020	5,877,827

Foreign Currency Forward Strip

On April 7, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1 and on July 10, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from August 4, 2015 to February 1, 2017 for notional amounts of $54,832,365 or US$43,130,678, with a weighted average price of $1.27131/US$1.

The table below provides a summary of currency contracts outstanding as at December 31, 2016:

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
January 1, 2017 to February 1, 2017	$10,547,404	$1.2447	$8,473,594

At December 31, 2016, US$332 million ($445.8 million Canadian) was outstanding under the Loan Facility using an exchange rate of $1.3427/US$1. The loan is carried at amortized cost on the consolidated balance sheet.

As at December 31, 2016, financing costs totaling $31,802,974 consisting primarily of fees payable to the lenders, legal and financial advisory fees, other financing related expenses and commitment fees relating to the Loan Facility were incurred. The loan has been reduced by a pro-rata portion of the deferred financing costs relative to what has been drawn to date, which is being amortized over the life of the Loan Facility using the effective interest method. The resulting balance of financing costs as at December 31, 2016 is $1,902,344 (2015 - $13,891,403) and will be allocated to future drawdowns and amortized over the life of the Loan Facility using the effective interest rate method. Unamortized deferred financing costs as at December 31, 2016 of $19,873,262 is netted against the Loan Facility.

Of the US$332 million drawn at December 31, 2016, approximately US$268.6 million was used for capital related costs, US$59.4 million for costs listed below and the remainder of approximately US$4.0 million for funds held in restricted accounts discussed below.

•	US$13.7 million paid to the lenders for fees and various agency roles;
•	US$6.4 million used to fund various legal, advisory fees and other financing and related expenses incurred to arrange the Loan Facility and other marketing related activity;
•	US$6.0 million used to fund general and administration costs;
•	US$28.3 million of interest and commitment fees; and
•	US$5.0 million set aside in a restricted account for the bidding on Fancy and Special diamonds;

At December 31, 2016, the Company had US$3,451,329 in the restricted U.S. dollar proceeds account and $952,667 or US$709,516 equivalent in the restricted Canadian dollar proceeds account. These amounts are restricted to the mine and related expenditure and may only be released on completion of utilization requests approved by the Facility Agent.

The following table shows the repayment schedule for the gross amount of the Loan Facility:

Year
2017	US$	24,791,085
2018		93,845,271
2019		100,948,191
2020		46,778,076
2021		63,039,904
2022		40,597,473
Total	US$	370,000,000

Results of operations

The expenditures directly attributable to the development of the GK Mine are capitalized. The total budgeted cost to construct the mine was $1,019 million (excluding exchange rate movements, out-of-scope purchases and adjustments resulting from the QRA as discussed above). The revised forecast is $1,093.6 million as discussed above.

The Company has funded its share of the remaining costs, associated fees, operating costs during the build-up to commercial production, which was declared on March 1, 2017. The Company, as discussed above, has held two sales of diamonds in January and February 2017, respectively and expects to conduct sales approximately every five weeks generating cash by selling its 49% share of the diamonds produced at the GK Mine.

SELECTED ANNUAL INFORMATION

	December 31, 2016	December 31, 2015	December 31, 2014
Interest income	$976,039	$1,130,419	$458,659
Management fees	90,000	90,000	90,000
Operating expenses	(6,277,175)	(6,316,576)	(4,726,839)
Other income (expenses)	11,570,474	(38,072,814)	(215,899)
Net income (loss) for the period	4,797,834	(43,168,971)	(4,394,079)
Basic and diluted earnings (loss) per share	0.03	(0.28)	(0.04)
Cash flow from operating activities	(18,011,528)	(4,243,550)	(8,858,684)
Cash, end of year	6,843,704	9,081,791	3,779,907
Total assets	783,761,882	582,848,108	300,994,512
Long-term liabilities	417,016,374	230,226,813	7,996,825
Dividend declared	Nil	Nil	Nil

FINANCIAL REVIEW

Three months and year ended December 31, 2016 compared to the three months and year ended December 31, 2015

For the three months ended December 31, 2016, the Company recorded a net loss of $8,305,428 or $0.05 loss per share compared to $10,247,682 net loss or $0.06 loss per share for the same period in 2015. For the year ended December 31, 2016, the Company recorded net income of $4,797,834 or $0.03 earnings per share compared to a $43,168,971 net loss or $0.28 loss per share for the same period in 2015. The main reason for the significant change was a foreign exchange gain of $4,835,228 in 2016 compared to a $18,224,300 loss for the same period in 2015. Another contributing factor was the reduction in stock based compensation from $2,268,263 for the year ended December 31, 2015 compared to $468,573 for the same period in 2016.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
		Three months ended
	December 31	September 30	June 30	March 31
	2016	2016	2016	2016
	$	$	$	$
Earnings and Cash Flow
Interest income	226,919	222,602	256,735	269,783
Operating expenses	(2,478,863)	(1,425,970)	(1,204,053)	(1,168,289)
Net (loss) income for the period	(8,305,428)	(5,387,201)	(351,915)	18,842,378
Basic and diluted (loss) earnings per share	(0.05)	(0.03)	(0.00)	0.12
Cash flow from operating activities	1,910,825	(4,295,911)	(13,971,585)	(1,654,857)
Cash flow from investing activities	(63,276,213)	(16,403,918)	(36,689,415)	(89,198,557)
Cash flow from financing activities	36,527,306	32,538,916	59,271,268	92,869,953
Balance Sheet
Total assets	783,761,882	752,824,874	732,958,630	693,922,768

		Three months ended
	December 31	September 30	June 30	March 31
	2015	2015	2015	2015
	$	$	$	$
Earnings and Cash Flow
Interest income	457,389	241,928	297,166	133,936
Operating expenses	(2,367,544)	(676,617)	(2,588,372)	(684,043)
Net loss for the period	(10,247,682)	(26,590,291)	(5,760,241)	(570,757)
Basic and diluted loss per share	(0.06)	(0.17)	(0.04)	(0.00)
Cash flow from operating activities	(1,591,933)	(369,311)	(1,586,871)	(695,435)
Cash flow from investing activities	(57,622,213)	(23,496,193)	(186,756,514)	12,127,757
Cash flow from financing activities	36,315,623	32,484,728	104,313,186	92,076,884
Balance Sheet
Total assets	582,848,108	553,299,200	510,358,416	409,428,267

COSTS AND EXPENSES

The costs and expenses for the three months and year ended December 31, 2016 compared to the three months and year ended December 31, 2015 are comparable except for the following:

Consulting fees and payroll

Consulting fees for the three months ended December 31, 2016 and 2015 respectively were $1,713,672 and $1,727,384. For the years ended December 31, 2016 and 2015, consulting fees and payroll respectively were $2,891,253 and $4,123,689. Included in these amounts for the year ended December 31, 2016 and 2015 respectively were $468,573 and $2,268,263 relating to stock based compensation. In October 2015, a Vice President of diamond marketing was appointed and during 2016 the Company engaged two additional staff in the diamond marketing division.

Professional fees

Professional fees for the three months ended December 31, 2016 and 2015 respectively were $158,526 and $309,582. For the years ended December 31, 2016 and 2015, professional fees respectively were $1,465,656 and $678,842. The increase from 2016 compared to 2015 relates to various legal and audit related matters. For the year ended December 31, 2016, legal fees of approximately $619,000 were incurred in connection with executing, consulting, sorting and marketing agreements with reputable companies, in advance of the first diamond sale that took place in January 2017.

Promotion and investor relations

Promotion and investor relations for the three months ended December 31, 2016 and 2015 respectively were $196,591 and $21,966. For the years ended December 31, 2016 and 2015, promotion and investor relations respectively were $386,495 and $134,606. The main reason for the significant increase in 2016, is due to a one-time cost for 49% of the opening mine ceremony of the GK Mine.

Transfer agent and regulatory fees

Transfer agent and regulatory fees for the three months ended December 31, 2016 and 2015 respectively were $53,584 and $63,655. For the years ended December 31, 2016 and 2015, transfer agent and regulatory fees respectively were $327,677 and $408,834. Due to the rights offering in 2015, transfer agent and regulatory fees were higher than in 2016.

Interest income

Interest income for the three months ended December 31, 2016 and 2015 respectively was $226,919 and $457,389. For the years ended December 31, 2016 and 2015, interest income respectively was $976,039 and $1,130,419. The decrease in 2016 is as a result of a lower average balance in the proceeds accounts compared to 2015.

Derivative gains (losses)

Derivative gains (losses) for the three months ended December 31, 2016 and 2015, respectively, were $3,665,191 and ($991,720). For the years ended December 31, 2016 and 2015, derivative gains (losses), respectively, were $6,028,173 and ($19,408,350). On April 7, 2015, foreign exchange and interest rate swap contracts were entered into and on July 10, 2015 additional foreign exchange contracts were executed. For the year ended December 31, 2016, the derivative gain is attributed to the relative strengthening of the Canadian dollar to the U.S. dollar over 2015, which has resulted in a derivative gain on the foreign currency strip contracts. The increase in derivative gain is as a result of the majority of the foreign currency forward strip contracts being settled during the year. The remaining foreign currency forward strip contracts will be settled by February 2017.

Foreign exchange gains (losses)

Foreign exchange losses for the three months ended December 31, 2016 and 2015 respectively were $9,513,171 and $7,296,986. For the years ended December 31, 2016 and 2015, foreign exchange gains (losses) respectively were $4,835,228 and ($18,224,300). The foreign exchange gain for the year ended December 31, 2016 is a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the Loan Facility and U.S. dollar cash balances to Canadian dollar at the spot rate at the period end. During the year ended December 31, 2016, the spot exchange rate fell from $1.384/US$1, at December 31, 2015, to 1.3427/US$1.

INCOME AND RESOURCE TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

The development of the GK Mine is complete and commercial production was declared on March 1, 2017. The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine and may require the Company to write off costs capitalized to date. As discussed above, the Company arranged the necessary equity and Loan Facility to fund its share of the construction and commissioning costs of the GK Mine. The Company held its first sales of diamonds in January and February 2017 and will conduct sales approximately every five weeks thereafter.

Under the terms of the Company’s Loan Facility Agreement, the Company will be subject to funding of reserve accounts and certain financial covenants as discussed in Note 9 of the financial statements. The Loan Facility Agreement also contains material adverse effect clauses. In the absence of amendments or receipt of waivers, non-compliance with reserve funding requirements or other financial covenants, or the occurrence of a material adverse effect event, would be an event of default under the terms of the Loan Facility Agreement.

Commencing on March 31, 2017, the Company is subject to maintaining a cash call reserve account balance based upon certain budgeted amounts which will vary over the term of the Loan Facility. Approximately US$27.9 million was originally required to be deposited in the cash call reserve account on March 31, 2017. On March 27, 2017, the Company received a waiver deferring the requirement to fund the cash call reserve account to May 31, 2017. As conditions of the waiver, certain information must be furnished to the lenders by May 31, 2017 including:  an updated financial model and life of mine plan; a diamond pricing valuation comparison between production to date and historic samples from April 2011 to be prepared by the lender’s independent diamond consultant; and a reconciliation of cumulative diamond production including a statistical comparison of total diamond carats, size and quality. The failure to comply with any of the requirements of the waiver constitutes an event of default.

Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts (Note 9 of the financial statements) estimated as follows for the period from January 1, 2017 to December 31, 2017:

Date additional funding is required	Funding requirements
September 2017	US$	100,100,000
December 2017		50,900,000

At September 30, 2017, the Company can use the remaining balance available in the restricted cost overrun account (Note 6 of the financial statements) to fund a portion of the above reserve accounts. Based on the delay in achieving commercial production and current market prices in the diamond industry, management believes the Company will not be able to comply with the requirement to fully fund these reserve accounts and may not comply with the other financial covenants in the Loan Facility.

Management expects the Company will seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. There are no assurances the lenders will accommodate further waivers or amendments the Company will seek. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, or a material adverse event occurs, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Further, management may seek alternative sources of financing. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Cash flow used in operating activities, including change in non-cash working capital for the year ended December 31, 2016 were $18,011,528 compared to $4,243,550 for the same period in 2015. The increase is mainly as a result of the purchase of supplies inventory totalling approximately $11.7 million.

Investing activities for the year ended December 31, 2016 were $205,568,103 compared to $255,747,163 for the same period in 2015. For the year ended December 31, 2016, the outflow for the purchase of equipment and the expenditures directly related to the development of the GK Mine were $195,255,074 compared to $239,795,590 for the same period in 2015. Capitalized interest paid for the year ended December 31, 2016 was $25,006,731. Cash used for investing activities for the year ended December 31, 2016 include $10,633,930 in restricted cash, $195,255,074 in property and equipment, $25,006,731 for capitalized interest paid, $538,708 in amounts receivable, offset by $976,039 of interest income. For the year ended December 31, 2015, $239,795,590 was used for property and equipment, which was offset by the redemption of $77,261,842 in short-term investments and $1,130,419 of interest income and $168,185 of amounts receivable.

Financing activities for the year ended December 31, 2016 were $221,207,443 compared to $265,190,421 for the same period in 2015. Cash flows from financing activities for the year ended December 31, 2016, related to cash draws of US$174 million or approximately $223.6 million Canadian dollar equivalent from January 1, 2016 to December 31, 2016 from the Loan Facility, net of financing costs, approximately $2.89 million. For the year ended December 31, 2015, approximately $27.7 million was used in financing costs and approximately $94.9 million of proceeds from share issuance, net of costs, was received and cash draws of US$158 million (or approximately $198.2 million Canadian dollar equivalent) were made from the Loan Facility.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS RISKS

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

On December 31, 2016 and 2015, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $1,659,371 (2015 - $1,312,782).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Funds from the Loan Facility (Note 9 of the financial statements) will be required to fund its share of the remaining capital and operating costs to commercial production of the GK Mine. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. As discussed in Note 1 of the financial statements, the Company does not expect to generate sufficient liquidity to fully fund the reserve accounts which are conditions of the Loan Facility. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other covenants, and is not successful in obtaining suitable waivers or amendments, or a material adverse event occurs, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Being able to comply with the covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts (Note 9 of the financial statements) estimated as follows for the period from January 1, 2017 to December 31, 2017:

Date additional funding is required	Funding requirements
September 2017	US$	100,100,000
December 2017		50,900,000

At September 30, 2017, the Company can use the remaining balance available in the restricted cost overrun account (Note 6 of the financial statements) to fund a portion of the above reserve accounts. Based on the delay in achieving commercial production and current market prices in the diamond industry, management believes the Company will not be able to comply with the requirement to fully fund these reserve accounts and may not comply with the other financial covenants in the Loan Facility.

Management expects the Company will seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. There are no assurances the lenders will accommodate further waivers or amendments the Company will seek. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, or a material adverse event occurs, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Further, management may seek alternative sources of financing. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

As at December 31, 2016, the Company had drawn US$332 million or $445.8 million Canadian dollar equivalent from the Loan Facility.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and interest rate swap contracts. The Company has entered into interest rate swaps to fix its interest rate exposure for 75% of its U.S. dollar Loan Facility and therefore has interest rate exposure to the remaining 25%. At December 31, 2016, the total Loan Facility drawn was US$332 million and interest rate swaps of US$228.9 million were in effect.

At December 31, 2016, a 100 basis point increase in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in a decrease to interest by approximately $6.71 million. A 100 basis point decrease in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in an increase to interest for the year ended December 31, 2016 by approximately $6.87 million.

Foreign currency risk

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of development costs of the GK Mine are in Canadian dollars, but funded through the U.S. dollar Loan Facility (Note 9 of the financial statements). The Company has entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the GK Mine. The foreign currency forward strip contracts increase the exposure to risk related to foreign exchange rates. Currency risk relates to the U.S. dollar Loan Facility, foreign currency forward strip contracts and cash and restricted cash denominated in U.S. dollar.

As at December 31, 2016, the Company had cash and restricted cash, accounts payable and accrued liabilities, derivative liabilities and the Loan Facility that are in U.S. dollars. The Canadian dollar equivalent is as follows:

Cash	$2,700,000
Restricted cash	12,100,000
Accounts payable and accrued liabilities	(900,000)
Derivative liabilities	(3,000,000)
Loan facility	(445,800,000)
Total	$(434,900,000)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2016 would have resulted in an increase or decrease to net income for the year ended December 31, 2016 of approximately $43.5 million.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments and/or estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. The key areas where judgements, estimates and assumptions have been made are summarized below.

i)        Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies are:

a)       Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets, the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at December 31, 2016 and 2015 no indicator of an impairment in the carrying value of its mineral properties had occurred.

b)       Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels;
•	the ability to sustain ongoing production of ore; and
•	the ability to operate the plant as intended.

The list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision.

ii)       Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)       Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties. This will also impact the carrying value of the decommissioning and restoration liability and future depletion charges.

b)       Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

c)       Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d)       Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Payment (“IFRS 2”). IFRS 2 is effective for periods beginning on or after January 1, 2018 and is to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management is currently assessing the impact of the amendment to IFRS 2 on the consolidated financial statements.

Revenue

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Management will adopt IFRS 15 effective for the period beginning on January 1, 2017.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on the consolidated financial statements along with timing of adoption of IFRS 9.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on-balance sheet. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

Statement of cash flows

In January 2016, the IASB issued an amendment to International Accounting Standard 7, Statement of Cash Flows. The amended standard introduced additional disclosure requirements for liabilities arising from financing activities. The amendment is effective for annual periods beginning on or after January 1, 2017. The Company does not expect this amendment to have a significant impact on its consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the operator of the GK Mine, Dermot Desmond, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Dermot Desmond, Bottin, the operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

As discussed in Note 11 of the financial statements, in 2015 the Company issued 712,500 common shares or the equivalent of $2,850,000 to Mr. Dermot Desmond as a standby fee.

The balances as at December 31, 2016 and 2015 were as follows:

	December 31,	December 31,
	2016	2015
Payable to the operator of the GK Mine*	$926,079	$1,210,408
Receivable from Kennady Diamonds	-	8,475
Payable to International Investment and Underwriting	52,762	-
Payable to key management personnel	3,279	-

*included in accounts payable and accrued liabilities

The transactions for the year ended December 31, 2016 and 2015 were as follows:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
The total of the transactions:
Kennady Diamonds	$90,000	$90,000
International Investment and Underwriting	52,762	40,000
Remuneration to key management personnel	2,077,129	3,843,355
Pre-production sales to De Beers Canada Inc.	3,622,441	-
Assets purchased from De Beers Canada Inc.	552,838	32,945
Management fee charged by the operator of the GK Mine	5,211,315	6,522,109

The remuneration expense of directors and other members of key management personnel for the year ended December 31, 2016 and 2015 were as follows:

	Year ended	Year ended
	December 31, 2016	December 31, 2015

Consulting fees, director fees, bonus and other short-term benefits	$1,608,556	$1,575,092
Share-based payments	468,573	2,268,263
	$2,077,129	$3,843,355

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company has a consulting agreement with the President and CEO for his services in this capacity.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$157,998	$456,354	$465,744	$545,559	$1,625,655
Gahcho Kué Diamond Mine commitments	22,539,444	-	-	-	22,539,444
Trade and other payables	16,115,963	-	-	-	16,115,963
Loan facility - Principal*	33,286,991	261,549,181	147,452,601	3,487,627	445,776,400
Loan facility - Interest	32,617,000	44,743,300	14,617,200	69,900	92,047,400
Sunk cost repayment - principal	10,000,000	24,400,000	-	-	34,400,000
Sunk cost repayment - interest	-	25,800,000	-	-	25,800,000
Interest Rate Swap Contracts:
Outflows	2,397,642	98,087	7,719	-	2,503,448
Forward Exchange Contracts**:
(Inflows)	(10,547,404)	-	-	-	(10,547,404)
Outflows	11,377,495	-	-	-	11,377,495
	$117,945,129	$357,046,922	$162,543,264	$4,103,086	$641,638,401

*In accordance with the terms of the Loan Facility at March 31, 2017, the Company is subject to maintaining a cash call reserve account balance in the amount of approximately US$27.9 million. As of March 27, 2017, the lenders have provided a waiver indicating the amount is now to be funded by May 31, 2017. Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts estimated (Note 9 of the financial statements) of US$100.1 million in September 2017, and additional amounts of US$50.9 million and US$14.4 million at December 31, 2017 and March 31, 2018, respectively.

**The foreign exchange contracts inflows and outflows have been signed with the syndicate of lenders. In the scenario where one or more of these lenders are unable to pay, the Company could be exposed to the outflow of agreed upon funds for the remaining contracts at that time. Any offsetting would be at the discretion of the lenders. The Company believes it has no significant credit risk.

subsequent events

Subsequent to December 31, 2016, 355,000 stock options were exercised for gross proceeds of $1,576,850. The aggregate market price of the common shares on the exercise date was $2,315,750. In addition, 135,000 stock options expired.

Subsequent to the year ended December 31, 2016, stock options were granted and valued using the assumption below:

Date of grant	February 6, 2017
Number of options granted	100,000
Fair value per option	$1.7097
Fair value total for grant	$170,970
Term of option	5 years
Vesting	See description below*
Assumptions:
Exercise price	$5.86
Expected volatility	31.03%
Expected option life	5 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	1.11%

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risk that the development of the mine will not be consistent with the Company’s expectation;
▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of its joint venture partner;
▪	risks relating to complying with the covenants in our Loan Facility and the Company’s ability to negotiate further waivers and amendments from the lenders which may be required;

▪	risk of events of default occurring, under Loan Facility, and not being able to continue as a going concern;

▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	risks related to legal challenges to operating permits that are approved and/or issued;
▪	political and regulatory risks associated with mining, exploration and development;
▪	the ability to develop and operate the Company’s GK Mine on an economic basis and in accordance with applicable timelines;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPVD and on the NASDAQ under the symbol MPVD.

At March 28, 2017, there were 160,173,833 shares issued, 2,630,000 stock options and 320,000 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2016 (the "Evaluation Date"). Based upon that evaluation, as a result of the material weaknesses in internal control over financial reporting described in Management’s Annual Report on Internal Control Over Financial Reporting below, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of the Evaluation Date.

Management’s Annual Report on Internal Control Over Financial Reporting

Management has evaluated the effectiveness of its internal controls over financial reporting as of December 31, 2016 and management’s assessment is contained in Management's Annual Report on Internal Control Over Financial Reporting appearing on page 4 of our consolidated financial statements for the year ended December 31, 2016 filed on SEDAR, and is incorporated by reference herein. Management has assessed that due to material weaknesses in our internal control over financial reporting, the Company’s internal control over financial reporting was not effective as of December 31, 2016. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an attestation report on management’s assessment of internal control over financial reporting expressing an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. This report appears on page 8 of such consolidated financial statements.

CHANGES IN INTERNAL CONTROLS

In addition to the material weaknesses disclosed on page 4 of the consolidated financial statements there have been additional changes in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2016. The Operator of the GK Mine relocated from Toronto to Calgary, which resulted in the majority of the new compliment of staff being recruited in Calgary. As part of the restructuring, the accounts payable, effective July 1, 2016 was outsourced to Anglo American Global Shared Services.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses.  Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.